08017606

Emeco Holdings Limited

11 October 2006

Exemption File No. 82-35011

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

OCT 2 5 2006

Ladies and Gentlemen

Re: Emeco Holdings Limited
Rule 12g3-2(b) Exemption File No. 82-35011

Pursuant to Rule 12g3-2(b)(1), enclosed are the following documents to supplement the information previously provided with respect to Emeco Holdings Limited's (the "Company") request for exemption under Rule 12g3-2(b):

1. *Market Release - Date of Emeco Holdings Limited Annual General Meeting, released to the Australian Stock Exchange Limited on 10 October 2006.*

This information is being furnished on the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned by telephone: 61 (8) 9420 0222 in Australia, facsimile: 61 (8) 9321 1366 or by email: michael.kirkpatrick@emecoequipment.com if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and please return it to Mike Kirkpatrick at the address below.

Thank you for your attention.

PROCESSED
OCT 2 6 2006
THOMSON
FINANCIAL

Regards

MKirkpatrick

dw10/25

Mike Kirkpatrick
Company Secretary

Enclosures (2)

Emeco Holdings Limited
ACN 112 188 815

Market release
10 October 2006

Date of Emeco Holdings Ltd AGM

In accordance with its obligations under ASX Listing Rule 3.13.1, Emeco Holdings Ltd advises that its inaugural annual general meeting will be held on 28 November 2006.

The meeting will be held at the Four Seasons Hotel, 199 George Street, Sydney and will commence at 12 noon.

Further enquiries can be directed to:

Mike Kirkpatrick
Company Secretary
+61 8 9420 0222